AR/S

02067996

P.E.
9-30-02

2002 Annual Report

Roebling Financial Corp, Inc.

ROEBLING FINANCIAL CORP, INC.
ANNUAL REPORT

TABLE OF CONTENTS

ROEBLING FINANCIAL CORP, INC.

To Our Stockholders and Customers:

I am pleased to present our Annual Report to Shareholders for the fiscal year ended September 30, 2002. The past year was a record year for us. Despite the decrease in investment and loan yields, we were able to increase net income and provide record earnings. For the year ended September 30, 2002, we earned $582,000, or $1.39 per diluted share, compared to $387,000, or $.93 per diluted share, for the prior year. Additionally, assets increased $9.1 million to a record level of $82.2 million. Outstanding loans grew by 6% reflecting strong performance by our loan production staff. Our asset quality continues to remain excellent. With our efforts to provide "better than expected service", deposits grew by $8.2 million to a record level of $74.4 million. Roebling Bank continues to be locally focused, concentrating our resources in the communities we serve with branch offices in Roebling and New Egypt, New Jersey.

I would also like to formally introduce myself to our shareholders and customers. Due to the retirement of our former president, I was appointed President and Chief Executive Officer in September, 2002. I have over 39 years of experience, having worked in many areas of banking.

On behalf of the Directors, officers and staff, we thank you for your continuous support.

Sincerely,

Frank J. Travea, III
President and Chief Executive Officer

Route 130 South & Delaware Avenue
P.O. Box 66
Roebling, NJ 08554

Phone: 609-499-9400
Fax: 609-499-3624

Roebling Financial Corp, Inc.

Corporate Profile

On January 31, 2000, our wholly owned subsidiary, Roebling Bank, completed its reorganization and formed us as their parent holding company. As part of the reorganization, Roebling Bank's stockholders became our stockholders and Roebling Financial Corp., MHC became our majority stockholder. Roebling Financial Corp., MHC, which is owned and controlled by the depositors of Roebling Bank, was formed as Roebling Bank's mutual holding company in 1997. Roebling Financial Corp., MHC conducts no significant business or operations of its own.

We currently conduct our business through Roebling Bank with three full service offices located in Roebling and New Egypt, New Jersey and a loan center also located in Roebling, New Jersey. We offer a broad range of deposits and loan products to individuals, families and small businesses. At September 30, 2002, we had consolidated assets of $82.2 million, deposits of $74.4 million, and stockholder's equity of $6.7 million.

Stock Market Information

Our common stock is traded on the OTC Bulletin Board under the trading symbol of "ROEB". The following table reflects high and low bid quotations. Prior to January 31, 2000, Roebling Bank's common stock also traded on the OTC Bulletin Board under the symbol of "ROEB." The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Date	High ($)	Low ($)	Dividends Declared($)
October 1, 2000 - December 31, 2000	14.50	12.75	--
January 1, 2001 - March 31, 2001	14.50	12.75	--
April 1, 2001 - June 30, 2001	15.50	13.00	--
July 1, 2001 - September 30, 2001	15.00	13.50	--
October 1, 2001 to December 31, 2001	16.50	14.00	--
January 1, 2002 to March 31, 2002	18.00	15.05	--
April 1, 2002 to June 30, 2002	20.00	16.50	--
July 1, 2002 to September 30, 2002	19.50	17.10	--

The number of shareholders of record of common shares on the record date of December 6, 2002, was approximately 175. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 6, 2002, there were 425,500 common shares outstanding. We may not declare or pay a cash dividend on any of our shares if the effect of the declaration or payment of dividends would cause our regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the reorganization, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision.

Selected Financial Information

	At or for the Years Ended September 30, (Dollars in thousands, except selected ratios)	
	2002	2001
Selected Balance Sheet Data:		
Assets	$ 82,217	$ 73,132
Loans receivable (net)	45,731	43,096
Deposits	74,361	66,200
Shareholders' equity	6,732	5,975
Selected Results of Operations:		
Interest income	$ 4,494	$ 4,304
Interest expense	1,419	1,745
Net interest income	3,075	2,559
Non-interest income	440	402
Non-interest expense	2,480	2,232
Net income	582	387
Selected Ratios:		
Return on average assets	.76%	.62%
Return on average equity	9.16	6.66
Average equity to average assets	8.27	9.32
Equity to assets at period end	8.19	8.17
Net interest rate spread	3.81	3.72
Net yield on average interest-earning assets	4.23	4.38
Non-performing loans to total assets	--	.21
Non-performing loans to total loans (net)	--	.35
Earnings per share - basic	$ 1.40	$ .93
Earnings per share - diluted	$ 1.39	$ .93
Average number of shares outstanding	425,500	425,500

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Since we conduct no significant business other than owning all of the common stock of Roebling Bank, references in this discussion to "we," "us," and "our," refer collectively to Roebling Financial Corp, Inc. and Roebling Bank.

Overview

For the fiscal year ended September 30, 2002, we earned $582,000 or $1.39 per diluted share as compared to $387,000, or $.93 per diluted share for the fiscal year ended September 30, 2001, which equates to an increase of approximately 50% in both net income and earnings per share. The balance sheet also reflects strong growth, with assets increasing $9.1 million or 12% over last year, to $82.2 million. This growth was funded by an increase in deposits, which grew by 12% to $74.4 million as of September 30, 2002, compared to $66.2 million at September 30, 2001. The growth reflected strong performance in our New Egypt and Roebling offices. Asset quality continues to remain excellent.

Management of Interest Rate Risk and Market Risk

Because the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk, or changes in interest rates. We may be more vulnerable to an increase or decrease in interest rates depending upon 1) the duration and repricing characteristics of our interest-earning assets and interest-bearing liabilities at a given point in time, 2) the time horizon and 3) the level of interest rates.

We have established an asset/liability committee that consists of the Chairman of our Board of Directors and two outside Directors, our President and members of our management team. The committee meets on a semiannual basis to review loan and deposit pricing and production volumes, interest rate risk analyses, liquidity and borrowing needs, and a variety of other asset and liability management topics. General asset/liability matters are discussed at the Board's regular meetings.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

- originate loans with adjustable rate features or shorter term fixed rates for portfolio and sell longer term fixed rate mortgages;

- attract low cost transaction and savings accounts which tend to be less interest rate sensitive when interest rates rise;

- lengthen the maturities of our liabilities when it would be cost effective through the pricing and promotion of longer term certificates of deposit;

- maintain an investment portfolio, with short to intermediate terms to maturity or adjustable interest rates, that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

We have made a significant effort to maintain our level of lower-cost deposits as a method of enhancing profitability. At September 30, 2002, we had approximately $46.2 million, or 62%, of our deposits in low-cost savings, checking and money market accounts, compared to $41.7 million, or 63%, at September 30, 2001. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates.

Net Portfolio Value

Exposure to interest rate risk is actively monitored by our management. Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. In addition to various analyses, we use the Office of Thrift Supervision ("OTS") Net Portfolio Value ("NPV") Model, which calculates changes in net portfolio value, to monitor our exposure to interest rate risk. NPV is equal to the estimated present value of assets minus the present value of liabilities plus the net present value of off-balance-sheet contracts. The Interest Rate Risk Exposure Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

The following table represents our NPV ratios at September 30, 2002. This data was calculated by the OTS, based upon information we provided to them.

Changes in Rate	NPV Ratio(1)	Change(2)
+300 bp	11.70%	-130 bp
+200 bp	12.54%	-46 bp
+100 bp	12.94%	-5 bp
0 bp	12.99%	
- 100 bp	12.61%	-39 bp
-200 bp	- -(3)	- -(3)
-300 bp	- -(3)	- -(3)

(1) Calculated as the estimated NPV divided by present value of assets.
(2) Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(3) Due to the abnormally low interest rate environment, no calculation was available from the OTS.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Financial Condition

Total assets increased $9.1 million, or 12%, to $82.2 million at September 30, 2002, from $73.1 million at September 30, 2001. This increase is comprised largely of a $7.7 million increase in mortgage-backed and other securities and a $2.6 million increase in net loans receivable. Cash and cash equivalents decreased by $2.1 million as the cash funds were reinvested in mortgage-backed and other securities and loans receivable. Within the loan portfolio, the increase came primarily from a $3.9 million increase in the one-to-four family residential loan portfolio as the result of a strong refinance market in a low interest rate environment, offset by a $1.3 million decrease in construction and land loan balances.

Total liabilities increased $8.3 million to $75.5 million at September 30, 2002 from $67.2 million at September 30, 2001. Such increase in liabilities reflected deposit growth of $8.2 million, or 12%, over the prior year. Deposits at the New Egypt office grew a total of $4.0 million, or 18%, while deposits in the Roebling offices grew $4.2 million, or 10%. Some of the increase in deposits is a result of the Bank's success in gaining market share. In addition, a portion of the deposit growth is likely a reflection of the general trend nationwide of dollars moving out of the equity markets and into financial institutions.

Results of Operations

Analysis of Net Income. Our results of operations are primarily dependent on our net interest income, which is the difference between the interest income earned on our assets, primarily loans and investments, and the interest expense on our liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of our operations are also influenced by the level of non-interest expenses, such as employee salaries and benefits, and other income, such as loan-related fees and fees on deposit-related services.

Net Income. Net income increased $195,000 to $582,000 for the year ended September 30, 2002, as compared to $387,000 for the year ended September 30, 2001. The increase in net income in fiscal 2002 was primarily the result of a $516,000 increase in net interest income and a $37,000 increase in non-interest income, offset by a $248,000 increase in non-interest expense and a $105,000 increase in income taxes.

Net Interest Income. Net interest income increased $516,000, or 20%, to $3.1 million for the year ended September 30, 2002 from $2.6 million for the year ended September 30, 2001. The increase was primarily due to higher average balances of loans receivable and investment and mortgage-backed securities, offset by higher average balances of deposits. Our interest rate spread, which is the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities, increased 9 basis points to 3.81% for the year ended September 30, 2002 from 3.72% for the comparable 2001 year. See "Average Balance Sheet, Interest Rates and Yields" on the next page.

Interest Income. Interest income increased $200,000 to $4.5 million for the year ended September 30, 2002 from $4.3 million for the comparable 2001 year. Of such increase, interest on loans receivable decreased $77,000 as a result of a decrease in the average yield to 7.10% for fiscal 2002 from 7.94% for fiscal 2001. Such decrease in the average yield more than offset the increase in the average balance of $3.9 million. Additionally, for the year ended September 30, 2002, interest income on investment securities increased by $167,000 to $598,000, from $431,000 for the comparable 2001 fiscal year. The increase in interest income on investment securities was the result of a $5.2 million increase in the average balance, offset by a decrease in the yield to 4.77% from 5.91% for fiscal 2001. Interest income on mortgage-backed securities increased $228,000 to $562,000 for the year ended September 30, 2002 from $334,000 for the comparable 2001 fiscal year, primarily due to a $6.1 million increase in the average balance, offset by a decrease in the average yield to 4.95% for fiscal 2002 from 6.36% for fiscal 2001. Interest income on other interest-earning assets decreased $128,000 to $99,000 for the year ended September 30, 2002 from $227,000 for the comparable 2001 fiscal year. The decrease was due to a decrease in the average yield, to 3.02% for fiscal 2002 from 5.39% for fiscal 2001, as well as a decrease in the average balances to $3.3 million for the year ended September 30, 2002 from $4.2 million for the comparable 2001 fiscal year. The average balance of other interest-earning assets decreased as funds were reinvested into loans receivable and securities. The yield on the average balance of all interest-earning assets decreased 118 basis points to 6.18% for fiscal 2002 from 7.36% for fiscal 2001.

Interest Expense. Interest expense decreased by $326,000, or 19%, to $1.4 million for the year ended September 30, 2002, from $1.7 million for the year ended September 30, 2001, primarily due to a decrease in the average cost of deposit accounts, offset by an increase in the average balance of deposit accounts. The decrease in the average cost of funds in fiscal 2002 was a result of the general decline in interest rate levels as the Federal Reserve has been reducing interest rates in order to stimulate the economy. Accordingly, the total average cost of interest-bearing liabilities decreased 127 basis points to 2.37% for the year ended September 30, 2002 from 3.64% for the year ended September 30, 2001.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	For the Year Ended September 30, 2002			For the Year Ended September 30, 2001		
	Average Balance	Interest (Actual)	Average Yield/Cost	Average Balance	Interest (Actual)	Average Yield/Cost
	(Dollars in thousands)			(Dollars in thousands)		
Interest-earning assets:						
Loans receivable (1)	$45,579	$3,235	7.10%	$41,706	$3,312	7.94%
Mortgage-backed securities	11,352	562	4.95	5,250	334	6.36
Investment securities	12,536	598	4.77	7,296	431	5.91
Other interest-earning assets (2)	3,283	99	3.02	4,213	227	5.39
Total interest-earning assets	72,750	$4,494	6.18	58,465	$4,304	7.36
Non-interest-earning assets	4,083			3,853		
Total assets	$76,833			$62,318		
Interest-bearing liabilities:						
Interest-bearing checking	$ 10,032	$ 93	.93%	$ 7,934	$ 105	1.32%
Savings accounts	17,846	259	1.45	13,586	343	2.52
Money market accounts	5,904	110	1.86	5,381	174	3.23
Certificates of deposit	25,887	952	3.68	20,879	1,115	5.34
Borrowings	271	5	1.85	132	8	6.06
Total interest-bearing liabilities	59,940	$1,419	2.37	47,912	$1,745	3.64
Non-interest-bearing liabilities (3)	10,543			8,599		
Total liabilities	70,483			56,511		
Stockholders' equity	6,350			5,807		
Total liabilities and stockholders' equity	$76,833			$62,318		
Net interest income		$3,075			$2,559	
Interest rate spread (4)			3.81%			3.72%
Net yield on interest-earning assets (5)			4.23%			4.38%
Ratio of average interest-earning assets to average interest-bearing liabilities			121.37%			122.03%

(1) Average balances include non-accrual loans.
(2) Includes interest-bearing deposits in other financial institutions and FHLB stock.
(3) Includes non-interest-bearing deposits of $9,783 and $7,848 for the years ended September 30, 2002 and 2001, respectively.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); (ii) changes attributable to rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in average volume multiplied by the change in rate).

	Year Ended September 30, 2002 vs. 2001 Increase (Decrease) Due to				Year Ended September 30, 2001 vs. 2000 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
				(In thousands)				
Interest-earning assets:								
Loans receivable	$308	$(352)	$ (33)	$(77)	$172	$14	$ 1	$187
Mortgage-backed securities	388	(74)	(86)	228	(25)	9	(1)	(17)
Investment securities	309	(83)	(59)	167	(96)	(15)	3	(108)
Other interest-earning assets	(50)	(100)	22	(128)	204	(8)	(27)	169
Total interest-earning assets	$955	$(609)	$(156)	$190	$255	$0	$(24)	$231
Interest-bearing liabilities:								
Interest-bearing checking	27	(31)	(8)	(12)	(3)	1	-	(2)
Savings accounts	108	(146)	(46)	(84)	14	1	-	15
Money market accounts	17	(74)	(7)	(64)	-	(3)	-	(3)
Certificates of deposit	267	(347)	(83)	(163)	145	69	11	225
Borrowings	9	(6)	(6)	(3)	(48)	(2)	2	(48)
Total interest-bearing liabilities	$428	$(604)	$(150)	$(326)	$108	$66	$13	$187
Net interest income	$527	$(5)	$(6)	$516	$147	$(66)	$(37)	$44

Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimates of the losses inherent in the portfolio, based on a monthly review by management of the following factors:

- historical experience;
- volume;
- type of lending conducted by the Bank;
- industry standards;
- the level and status of past due and non-performing loans;
- the general economic conditions in the Bank's lending area; and
- other factors affecting the collectibility of the loans in its portfolio.

The provision for loan losses was $96,000 for the year ended September 30, 2002, compared to $91,000 for the same period in 2001.

The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future, and that additional provisions for losses will not be required.

Non-interest Income. Non-interest income increased $38,000, or 9%, to $440,000 for the year ended September 30, 2002, as compared to $402,000 for the year ended September 30, 2001. Such increase was primarily due to increases in fees related to ATM and debit card transactions, which were a result of increased activity.

Non-interest Expense. Non-interest expense increased by $248,000, or 11%, to $2.5 million for the year ended September 30, 2002 from $2.2 million for the year ended September 30, 2001. Of such increase, compensation and employee benefits expense increased by $131,000 or 11% to $1.3 million for fiscal 2002. The increase in compensation and benefits expense during fiscal 2002 was primarily the result of merit raises to our employees, staff additions to accommodate the continued growth of the bank and increased benefit costs. Occupancy and equipment expense increased by $14,000, or 7%, to $230,000 for fiscal 2002, primarily due to an increase in depreciation expense resulting from a change in estimate of the useful life of a piece of equipment from 10 to 5 years. Service bureau and data processing expenses increased $58,000, or 20%, to $357,000 for fiscal 2002 as a result of an increase in overall data processing and check clearing costs related to the growth in our deposit accounts. Other expenses increased $43,000, or 9%, to $540,000 for fiscal 2002. Such increase was primarily related to increased expenses associated with ATM and debit card transactions.

Provision for Income Taxes. The provision for income taxes increased $105,000 to $356,000 for the year ended September 30, 2002, from $251,000 for the year ended September 30, 2001. The increase was the result of the increase in income before taxes. The effective tax rates for fiscal 2002 and 2001 were 38% and 39%, respectively.

Liquidity and Capital Resources

Management believes it has ample cash flows and liquidity to meet its loan commitments of $3.4 million and unused lines of credit of $5.3 million at September 30, 2002. We have the ability to borrow from the FHLB of New York, or others, should the need arise. As of September 30, 2002, we had no borrowed funds.

We are required under federal regulations to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and reviewed for adequacy by regulators during examinations. Roebling Bank is also subject to federal regulations that impose certain minimum capital requirements. See Note 12 to our consolidated financial statements.

We monitor projected liquidity needs and determine the levels desired based upon our commitments to make loans and our ability to generate funds. Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the banking industry and similar matters.

Net cash provided by operations was $942,000 and $434,000 for the years ended September 30, 2002 and 2001, respectively. Cash flows from operations increased primarily due to an increase in other liabilities.

Net cash used in investing activities for the year ended September 30, 2002 totaled $11.2 million, an increase of $3.8 million from $7.4 million for the year ended September 30, 2001. The use of funds relating to the activity in the securities portfolio increased by $2.8 million while the use of funds for loan originations, net of repayments, increased by $1 million. For the year ended September 30, 2002 we used $20.1 million for the purchase of investment and mortgage-backed securities, offset by $12.6 million of proceeds from calls, maturities and repayments. Funds in the amount of $3.8 million were used for loan originations, net of repayments.

Net cash provided by financing activities for the year ended September 30, 2002 totaled $8.1 million compared to $12.9 million for the year ended September 30, 2001. Net cash provided during the year ended September 30, 2002 resulted from an increase in net deposits of $8.2 million.

Fontanella and Babitts
CERTIFIED PUBLIC ACCOUNTANTS

534 Union Boulevard
Totowa Boro, New Jersey 07512
Tel: (973) 595-5300
Fax: (973) 595-5890

To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2002 and 2001, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Fontanella and Babitts

November 22, 2002

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30, 2002	September 30, 2001
Assets		
Cash and due from banks	$ 2,060,947	$ 2,816,274
Interest-bearing deposits	5,162,032	6,484,833
Total cash and cash equivalents	7,222,979	9,301,107
Certificates of deposit	900,000	300,000
Securities available for sale	11,095,077	6,587,167
Securities held to maturity; approximate fair value of $1,117,000 (2002) and $2,506,000 (2001)	1,098,179	2,453,515
Mortgage-backed securities available for sale	12,047,955	5,629,467
Mortgage-backed securities held to maturity, approximate fair value of $2,033,000 (2002) and $3,883,000 (2001)	1,982,246	3,819,310
Loans receivable, net	45,730,956	43,095,784
Real estate owned	-	25,900
Accrued interest receivable	447,553	384,884
Federal Home Loan Bank of New York stock, at cost	472,100	385,800
Premises and equipment	1,135,222	1,030,636
Other assets	84,830	118,161
	$ 82,217,097	$ 73,131,731
Liabilities and stockholders' equity		
Liabilities		
Deposits	$ 74,361,128	$ 66,200,496
Advances from borrowers for taxes and insurance	409,103	425,759
Accrued interest payable	29,964	61,999
Other liabilities	684,504	468,757
Total liabilities	75,484,699	67,157,011
Commitments and contingencies	-	-
Stockholders' equity		
Serial preferred stock, no par value, authorized 1,000,000 shares, no shares issued	-	-
Common stock; par value $.10; authorized 4,000,000 shares; shares issued and outstanding 425,500;	42,550	42,550
Additional paid-in-capital	1,674,209	1,662,988
Unallocated employee stock ownership plan shares	(78,400)	(94,080)
Retained earnings - substantially restricted	4,849,934	4,268,383
Accumulated other comprehensive income - unrealized gain on securities available for sale, net of tax	244,105	94,879
Total stockholders' equity	6,732,398	5,974,720
	$ 82,217,097	$ 73,131,731

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended September 30, 2002	Year Ended September 30, 2001
Interest income:		
Loans receivable	$ 3,234,583	$ 3,312,272
Securities	597,779	431,204
Mortgage-backed securities	561,684	334,310
Other interest-earning assets	99,387	226,531
Total interest income	4,493,433	4,304,317
Interest expense:		
Deposits	1,413,720	1,737,175
Borrowed funds	5,151	8,280
Total interest expense	1,418,871	1,745,455
Net interest income	3,074,562	2,558,862
Provision for loan losses	96,000	91,000
Net interest income after provision for loan losses	2,978,562	2,467,862
Non-interest income:		
Loan fees	55,186	57,782
Account servicing and other	376,178	339,627
Gain on sale of loans	5,910	1,032
Gain on sale of real estate owned	2,288	3,951
Total non-interest income	439,562	402,392
Non-interest expense:		
Compensation and benefits	1,342,750	1,211,465
Occupancy and equipment	229,921	215,522
Service bureau and data processing	356,503	298,162
Federal Insurance premiums	11,387	10,172
Other	539,841	496,679
Total non-interest expense	2,480,402	2,232,000
Income before income taxes	937,722	638,254
Income taxes	356,171	251,395
Net income	$ 581,551	$ 386,859
Basic earnings per share	$ 1.40	$ 0.93
Diluted earnings per share	$ 1.39	$ 0.93
Weighted average shares outstanding - basic	416,680	415,088
Weighted average shares outstanding - diluted	419,488	417,095

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended September 30, 2002	Year Ended September 30, 2001
Net income	$ 581,551	$ 386,859
Other comprehensive income, net of income taxes:		
Unrealized holding gains on securities available for sale, net of income taxes of $109,006 and $44,073, respectively	149,226	78,418
Comprehensive income	$ 730,777	$ 465,277

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Unallocated ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance - September 30, 2000	$ 42,550	$ 1,656,589	$ (109,760)	$ 3,881,524	$ 16,461	$ 5,487,364
Net income	-	-	-	386,859	-	386,859
Amortization of ESOP shares	-	6,399	15,680	-	-	22,079
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	78,418	78,418
Balance - September 30, 2001	42,550	1,662,988	(94,080)	4,268,383	94,879	5,974,720
Net income	-	-	-	581,551	-	581,551
Amortization of ESOP shares	-	11,221	15,680	-	-	26,901
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	149,226	149,226
Balance - September 30, 2002	$ 42,550	$ 1,674,209	$ (78,400)	$ 4,849,934	$ 244,105	$ 6,732,398

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30, 2002	2001
Cash flows from operating activities:		
Net income	$ 581,551	$ 386,859
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	92,770	74,607
Amortization of premiums and discounts, net	62,644	13,945
Amortization of deferred loan fees and costs, net	44,540	21,969
Provision for loan losses	96,000	91,000
Provision for losses on real estate owned	-	5,000
Gain on sale of loans	(5,910)	(1,032)
Gain on sale of real estate owned	(2,288)	(3,951)
Increase in other assets	(26,252)	(28,674)
(Increase) decrease in accrued interest receivable	(62,669)	8,438
(Decrease) increase in accrued interest payable	(32,035)	21,985
Increase (decrease) in other liabilities	166,324	(178,545)
Allocation of ESOP shares	26,901	22,079
Net cash provided by operating activities	941,576	433,680
Cash flows from investing activities:		
Purchase of certificates of deposit	(600,000)	-
Purchase of securities available for sale	(12,135,000)	(7,699,961)
Proceeds from call of securities available for sale	7,650,000	1,250,000
Proceeds from maturities and calls of securities held to maturity	1,355,000	5,950,000
Purchase of mortgage-backed securities available for sale	(7,982,114)	(5,639,092)
Proceeds from principal repayments of mortgage-backed securities available for sale	1,737,434	24,105
Proceeds from principal repayments of mortgage-backed securities held to maturity	1,836,270	1,355,966
Loan originations, net of principal repayments	(3,762,864)	(2,810,866)
Proceeds from sale of loans	993,062	140,759
Proceeds from sale of real estate owned	28,188	33,135
(Purchase) redemption of Federal Home Loan Bank Stock	(86,300)	2,000
Purchase of premises and equipment	(197,356)	(15,729)
Net cash used in investing activities	(11,163,680)	(7,409,683)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)

	Year Ended September 30, 2002	Year Ended September 30, 2001
Cash flows from financing activities:		
Net increase in deposits	8,160,632	12,927,839
Decrease in advance payments by borrowers for taxes and insurance	(16,656)	(25,547)
Net cash provided by financing activities	8,143,976	12,902,292
Net (decrease) increase in cash and cash equivalents	(2,078,128)	5,926,289
Cash and cash equivalents - beginning	9,301,107	3,374,818
Cash and cash equivalents - ending	$ 7,222,979	$ 9,301,107
Supplemental Disclosures of Cash Flow Information		
Cash paid for:		
Interest on deposits and advances	$ 1,450,906	$ 1,723,469
Income taxes	$ 253,063	$ 554,837
Supplemental Schedule of Noncash Investing Activities		
Transfers from loans receivable to real estate owned	$ -	$ 8,347
Transfer from accrued interest receivable to real estate owned	$ -	$ 355
Transfer from negative escrow to real estate owned	$ -	$ 7,683
Change in unrealized gain on securities available for sale, net of tax	$ 149,226	$ 78,418

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies used in preparation of the accompanying consolidated financial statements of Roebling Financial Corp, Inc. and Subsidiary (the "Company").

Principles of Consolidation

The consolidated financial statements are comprised of the accounts of Roebling Financial Corp, Inc. and its wholly-owned subsidiary, Roebling Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the Company's market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgments about information available to them at the time of their examination.

Concentration of Risk

The Company's lending activity is concentrated in loans secured by real estate located in the State of New Jersey.

The Company's loan portfolio is predominantly made up of 1-to-4 family unit first mortgage loans in Burlington County. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Company's loan underwriting policies. In general, the Company's loan portfolio performance is dependent upon the local economic conditions.

Interest-Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer and commercial loans and to purchase mortgage-backed and investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Company's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Interest-Rate Risk (Cont'd)

In a rising interest rate environment, liabilities will generally reprice faster than assets, and there may be a reduction in the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Company's assets and liabilities in order to control its level of interest-rate risk and to plan for future volatility.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing accounts and federal funds sold. For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments and Mortgage-backed Securities

Debt securities over which there exists positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities, nor as held-to-maturity securities, are classified as available-for-sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders' equity.

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the statements of income.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for prepayments.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Uncollected interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status. At a minimum, an allowance is established for all interest payments that are more than 90 days delinquent.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Significant renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Company computes depreciation on a straight-line basis over the estimated useful lives of the assets.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Subsequent valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur. Income from operating properties is recorded in operations as earned.

Income Taxes

Federal income taxes and state taxes have been provided on the basis of reported income. Deferred income taxes are provided for certain items in income and expenses which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

Accounting for Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board ("FASB"), establishes financial accounting and reporting standards for stock-based employee compensation plans. While all entities are encouraged to adopt the "fair value based method" of accounting for employee stock compensation plans, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method" specified in Accounting Principles Board Opinion ("APB") No. 25. The Company has elected to apply the intrinsic value based method. Included in Note 13 to the consolidated financial statements are the pro forma disclosures required by SFAS 123.

Earnings Per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Employee Stock Ownership Plan ("ESOP"). Diluted earnings per share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

Reclassification

Certain amounts for the year ended September 30, 2001, have been reclassified to conform with the current year's presentation.

2. INVESTMENT SECURITIES

Securities Available for Sale

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Agency Securities:				
Due after one year through five years	$ 10,935,084	$ 136,177	$ -	$ 11,071,261
Marketable Equity Securities	2,888	20,928	-	23,816
	$ 10,937,972	$ 157,105	$ -	$ 11,095,077

	September 30, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Agency Securities:				
Due after one year through five years	$ 5,950,044	$ 92,881	$ -	$ 6,042,925
Due after five years through ten years	500,000	12,218	-	512,218
Marketable Equity Securities	2,888	29,136	-	32,024
	$ 6,452,932	$ 134,235	$ -	$ 6,587,167

Securities Held to Maturity

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Agency Securities:				
Due in one year or less	$ 250,000	$ 1,095	$ -	$ 251,095
Due after five through ten years	296,145	7,319	-	303,464
Corporate Debt Instruments:				
Due in one year or less	100,000	1,339	-	101,339
Due after one year through five years	452,034	9,483	-	461,517
	$ 1,098,179	$ 19,236	$ -	$ 1,117,415

2. INVESTMENT SECURITIES (Cont'd)

Securities Held to Maturity (Cont'd)

	September 30, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Agency Securities:				
Due in one year or less	$ 300,000	$ 10,545	$ -	$ 310,545
Due after one year through five years	250,000	9,610	-	259,610
Due after five years through ten years	299,094	5,685	-	304,779
Due after ten years	292,680	4,991	-	297,671
Corporate Debt Instruments:				
Due in one year or less	758,207	10,661	-	768,868
Due after one year through five years	553,534	11,305	-	564,839
	$ 2,453,515	$ 52,797	$ -	$ 2,506,312

Securities with a carrying value of $250,000 as of September 30, 2002 and 2001, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). In addition, securities with a carrying value of $296,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2002.

There were no sales of securities during the years ended September 30, 2002 and 2001.

3. MORTGAGE-BACKED SECURITIES

Available for Sale

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
GNMA	$ 3,628,300	$ 32,252	$ -	$ 3,660,552
FHLMC	4,464,758	94,683	-	4,559,441
FNMA	3,705,566	122,396	-	3,827,962
	$ 11,798,624	$ 249,331	$ -	$ 12,047,955

	September 30, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
FHLMC	$ 2,364,259	$ 12,921	$ 11,406	$ 2,365,774
FNMA	3,251,240	22,489	10,036	3,263,693
	$ 5,615,499	$ 35,410	$ 21,442	$ 5,629,467

3. MORTGAGE-BACKED SECURITIES (Cont'd)

Held to Maturity

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
CMO	$ 674,014	$ 12,444	$ 25	$ 686,433
GNMA	501,968	17,201	-	519,169
FHLMC	346,842	13,811	-	360,653
FNMA	459,422	8,066	870	466,618
	$ 1,982,246	$ 51,522	$ 895	$ 2,032,873

	September 30, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
CMO	$ 1,719,967	$ 18,442	$ 6,727	$ 1,731,682
GNMA	787,863	24,515	-	812,378
FHLMC	578,007	15,792	-	593,799
FNMA	733,473	13,801	2,041	745,233
	$ 3,819,310	$ 72,550	$ 8,768	$ 3,883,092

Mortgage-backed securities with a carrying value of $569,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2002.

There were no sales of mortgage-backed securities during the years ended September 30, 2002 and 2001.

4. LOANS RECEIVABLE, NET

	September 30, 2002	September 30, 2001
Mortgage loans:		
One-to-four family residential	$ 23,767,929	$ 19,852,052
Multi-family residential	91,965	-
Commercial real estate	3,664,760	3,469,726
Construction and land	697,949	1,948,368
	28,222,603	25,270,146
Consumer and other loans:		
Home equity	15,533,343	15,604,294
Automobile	161,124	266,934
Secured by deposits	78,803	134,028
Student	66,584	54,332
Unsecured	186,694	197,236
Mobile home	101,265	122,020
Commercial	1,731,215	1,879,377
	17,859,028	18,258,221
Total loans	46,081,631	43,528,367
Less:		
Loans in process	497	172,207
Net deferred loan origination (costs) fees	(58,744)	(55,035)
Allowance for loan losses	408,922	315,411
	350,675	432,583
	$ 45,730,956	$ 43,095,784

See Note 9 regarding loans pledged to secure borrowings.

At September 30, 2002 and 2001, there were no non-accrual loans for which interest had been discontinued. Interest income actually recognized on non-accrual loans totaled approximately $-0- and $13,100 for the years ended September 30, 2002 and 2001, respectively.

4. LOANS RECEIVABLE, NET (Cont'd)

Activity in the allowance for loan losses is summarized as follows:

	Year Ending September 30, 2002	Year Ending September 30, 2001
Balance - beginning	$ 315,411	$ 228,681
Provision charged to income	96,000	91,000
Charge offs	(5,720)	(4,270)
Recoveries	3,231	-
Balance - ending	$ 408,922	$ 315,411

The activity with respect to loans to directors, officers and associates of such persons is as follows:

	Year Ending September 30, 2002	Year Ending September 30, 2001
Balance - beginning	$ 366,727	$ 190,840
Loan disbursements	149,202	205,994
Collection of principal	(50,111)	(30,107)
Other changes	(285,960)	-
Balance - ending	$ 179,858	$ 366,727

All loans are collateralized by deposits and/or real estate.

5. ACCRUED INTEREST RECEIVABLE

	September 30, 2002	September 30, 2001
Loans receivable	$ 231,233	$ 228,775
Mortgage-backed securities	61,605	47,473
Investment securities	154,715	108,636
	$ 447,553	$ 384,884

6. PREMISES AND EQUIPMENT

	September 30, 2002	September 30, 2001
Land	$ 379,435	$ 379,435
Buildings and improvements	1,003,482	877,722
Furniture, fixtures and equipment	385,354	313,758
	1,768,271	1,570,915
Less accumulated depreciation	633,049	540,279
	$ 1,135,222	$ 1,030,636

Useful lives used in the calculation of depreciation are as follows:

Buildings	25 to 50 years
Paving and other building related additions	5 to 10 years
Furniture and equipment	5 to 10 years

7. LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

	September 30, 2002	September 30, 2001
Mortgage loan portfolios serviced for:		
FNMA	$ 11,250,198	$ 13,298,971
Other	183,473	143,368
	$ 11,433,671	$ 13,442,339

Custodial escrow balances maintained in connection with the loan servicing totaled approximately $154,000 and $191,000, at September 30, 2002 and 2001, respectively.

8. DEPOSITS

	September 30,			
	2002		2001	
	Weighted Average Yield	Amount	Weighted Average Yield	Amount
Non-interest-bearing deposits	0.00%	$ 10,509,295	0.00%	$ 9,002,086
Interest-bearing checking accounts	0.79%	9,961,371	1.03%	8,912,194
Money market accounts	1.86%	6,596,884	2.24%	6,773,486
Savings accounts	1.37%	19,170,108	2.08%	16,976,804
Certificates of deposits	3.23%	28,123,470	4.74%	24,535,926
Total deposits	1.84%	$ 74,361,128	2.66%	$ 66,200,496

The aggregate amount of deposits with a balance of $100,000 or more totaled approximately $13,920,000 and $12,286,000 at September 30, 2002 and 2001, respectively.

Scheduled maturities of certificates of deposit are as follows:

	September 30,	
	2002	2001
	(In Thousands)	
1 year or less	$ 18,431	$ 19,746
Over 1 year to 3 years	5,750	4,343
Over 3 years	3,942	447
	$ 28,123	$ 24,536

Interest expense on deposits is summarized as follows:

	Year Ending September 30,	
	2002	2001
Interest-bearing checking accounts	$ 92,664	$ 104,981
Money market accounts	109,843	173,977
Savings acounts	259,147	342,771
Certificates of deposit	952,066	1,115,446
Total	$ 1,413,720	$ 1,737,175

9. BORROWED FUNDS

The Company has available overnight lines of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York ("FHLB"), totaling $6.6 million and $7.0 million, at September 30, 2002 and 2001, respectively, subject to the terms and conditions of the lender's overnight advance program. As of September 30, 2002 and 2001, the Company had no borrowings under these programs.

At September 30, 2002 and 2001, the FHLB lines of credit were secured by pledges of the Company's investment in the capital stock of the FHLB totaling $472,100 and $385,800, mortgage-backed and other securities with a carrying value of $865,000 and $-0-, and loans receivable with a carrying value of $2.1 million and $2.7 million respectively.

10. INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings at September 30, 2002 include approximately $306,000 of such bad debt, which, in accordance with FASB Statement No. 109, "Accounting for Income Taxes," is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Year Ended September 30, 2002	Year Ended September 30, 2001
Current tax expense:		
Federal	$ 384,846	$ 269,495
State	35,553	24,473
	420,399	293,968
Deferred tax expense (benefit):		
Federal	(46,818)	(38,856)
State	(17,410)	(3,717)
	(64,228)	(42,573)
	$ 356,171	$ 251,395

10. INCOME TAXES

The provision for federal income taxes differs from that computed at the federal statutory rate of 34% as follows:

	Year Ended September 30, 2002	Year Ended September 30, 2001
Tax at statutory rates	$ 318,826	$ 217,006
Increase in tax resulting from:		
State taxes, net of federal tax effect	11,974	13,414
Other items	25,371	20,975
	$ 356,171	$ 251,395
Effective rate	38%	39%

The following temporary differences gave rise to deferred tax assets and liabilities:

	September 30, 2002	September 30, 2001
Deferred tax assets:		
Allowance for loan losses	$ 163,323	$ 110,063
Depreciation	25,569	13,454
Total deferred tax assets	188,892	123,517
Deferred tax liabilities:		
Appreciation of securities available for sale	162,330	53,324
Accrual to cash adjustment	35,206	51,340
Deferred loan origination fees and costs, net	64,600	48,770
Discounts on investments	4,171	2,720
Total deferred tax liabilities	266,307	156,154
Net deferred tax liability included in other liabilities	$ 77,415	$ 32,637

11. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

11. COMMITMENTS AND CONTINGENCIES (Cont'd)

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has approved equity lines of credit unused but accessible to borrowers totaling $5.3 million and $5.1 million, at September 30, 2002 and 2001, respectively. The Company's experience has been that approximately 60 percent of loan commitments are drawn upon by customers.

At September 30, 2002 and 2001, the Company had $3.4 million and $1.9 million in outstanding commitments to originate loans and $110,000 and $110,000 in outstanding letters of credit, respectively. There are no commitments to sell any of the loans which have already been originated.

At September 30, 2001, there were outstanding commitments to purchase investment securities for $3.2 million.

12. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets and of total capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of May 2001, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based and core ratios, as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

12. REGULATORY CAPITAL (Cont'd)

The Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2002						
Risk-based capital	$ 6,759	16.06%	$ 3,366	8.00%	$ 4,208	10.00%
Core capital	6,350	7.75%	3,279	4.00%	4,099	5.00%
Tangible capital	6,350	7.75%	1,230	1.50%	N/A	-
As of September 30, 2001						
Risk-based capital	$ 6,044	14.35%	$ 3,368	8.00%	$ 4,211	10.00%
Core capital	5,729	7.77%	2,948	4.00%	3,685	5.00%
Tangible capital	5,729	7.77%	1,105	1.50%	N/A	-

13. BENEFIT PLANS

Deferred Compensation Plan

The Company maintains a deferred compensation plan for both the directors and employees.

The directors' arrangement is an individual contract between the Company and each participating director and can be terminated at any time. Directors may participate at their own discretion. The Company secures each separate deferred compensation agreement by purchasing an investment grade life insurance contract on each participating director. The Company is the owner and beneficiary of each contract. The use of the investment grade insurance contracts as the funding source of the program allows the Company to take advantage of preferential tax treatment provided to insurance contracts qualified under IRS Sections 101 and 7702.

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have his compensation reduced by up to the maximum percentage allowed by law. The reduction is contributed to the plan. The Company will match 50% of the amount of salary reduction the participant elects to defer. However, in applying this matching percentage, only salary reductions of up to 6% of the participant's compensation will be considered. All participants become 100% vested upon entering the plan. Contributions to the plan by the Company totaled approximately $16,200 and $9,500 for the years ended September 30, 2002 and 2001, respectively.

13. BENEFIT PLANS (Cont'd)

Directors Consultation and Retirement Plan

The Company maintains a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Company who are not officers or employees ("Outside Directors"). Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company. The DRP provides a retirement benefit based on the number of years of service to the Company. Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly Board Fee in effect at the time of retirement. The maximum benefit shall be 85% of such monthly Board Fee. Benefits shall be paid for a maximum of 84 months to the retired directors, a surviving spouse, or the director's estate.

	At or for the Year Ending September 30,	
	2002	2001
Change in Benefit Obligation:		
Benefit obligaiton at beginning of year	$ 182,667	$ 165,494
Service cost	9,383	9,132
Interest cost	13,318	12,832
Actuarial (gain) loss	5,792	5,409
Annuity payments	(10,200)	(10,200)
Benefit obligation at end of year	200,960	182,667
Change in plan assets:		
Market value of assets - beginning	-	-
Employer contributions	10,200	10,200
Annuity payments	(10,200)	(10,200)
Market value of assets - ending	-	-
Funded status	(200,960)	(182,667)
Amount contributed during fourth quarter	2,550	2,550
Unrecognized gain	(12,716)	(18,532)
Unrecognized past service liability	85,614	96,423
Accrued plan cost included in other liabilities	$ (125,512)	$ (102,226)

13. BENEFIT PLANS (Cont'd)

Directors Consultation and Retirement Plan (Cont'd)

	Year Ended September 30, 2002	2001
Net periodic plan cost included the following components:		
Service cost	$ 9,383	$ 9,132
Interest cost	13,318	12,832
Amortization of unrecognized gain	(24)	(668)
Amortization of past service cost	10,809	10,809
Net periodic plan cost included in compensation and benefits	$ 33,486	$ 32,105

A discount rate of 7.0% and 7.5% and a rate of increase in future compensation levels of 5.5% and 5.5% were assumed in the plan valuation for the years ended September 30, 2002 and 2001, respectively.

Stock Option Plan

On January 25, 1999, the stockholders of the Company approved a stock option plan (the "Plan"). The Plan provides for authorizing the issuance of an additional 19,596 shares of common stock by the Company upon the exercise of stock options awarded to officers, directors, key employees, and other persons providing services to the Company. The Company may also purchase shares through the open market. The 19,596 shares of options under the Plan constitute either Incentive Stock Options or Non-Incentive Stock Options. The following table summarizes the options granted and exercised under the Plan, during the periods indicated, and their respective weighted average exercise price:

	Year Ended September 30, 2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	9,408	$ 14.25	9,408	$ 14.25
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of period	9,408	$ 14.25	9,408	$ 14.25
Options exercisable at year end	9,408		9,408	

13. BENEFIT PLANS (Cont'd)

Stock Option Plan (Cont'd)

SFAS 123, "Accounting for Stock-Based Compensation", if fully adopted, requires companies to measure employee stock compensation plans based on the fair value method of accounting. The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, the Company applies APB 25,"Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. In accordance with APB 25, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock. However, there is no proforma effect on net income and earnings per share for the years ended September 30, 2002 or 2001.

Restricted Stock Plan

On January 25, 1999, the stockholders of the Company approved a restricted stock plan (the "Plan") which provides for the purchase of 7,838 shares of common stock in the open market. All of the Common Stock to be purchased by the Plan will be purchased at the fair market value on the date of purchase. Awards under the Plan were made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. The expense of the plan is being accrued as shares vest over a four-year period, which began in February, 1999. Plan expense was $4,500 and $18,000 for the years ended September 30, 2002 and 2001, respectively.

Employee Stock Ownership Plan

Effective upon the consummation of the Bank's stock offering, an Employee Stock Ownership Plan ("ESOP") was established for all eligible employees who had completed a twelve month period of employment with the Bank and at least 1,000 hours of service, and had attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 15,680 shares of Bank common stock during the stock offering. The term loan principal was payable in equal quarterly installments through September 30, 2007. Interest on the term loan was variable at a rate of prime plus 37.5 basis points. Each year, the Bank made discretionary contributions to the ESOP which were equal to the principal and interest payments required on the term loan. During the year ended September 30, 2000, Roebling Financial Corp, Inc. paid off the ESOP loan to the third party Bank.

Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account are allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6, "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was $27,000 and $22,000 for the years ended September 30, 2002 and 2001, respectively.

13. BENEFIT PLANS (Cont'd)

Employee Stock Ownership Plan (Cont'd)

The ESOP shares were as follows:

	September 30, 2002	September 30, 2001
Allocated shares	7,840	6,272
Shares committed to be released	-	-
Unreleased shares	7,840	9,408
Total ESOP shares	15,680	15,680
Fair value of unreleased shares	$ 148,960	$ 131,712

14. CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION

On March 24, 1997, the Bank converted from a state-chartered mutual savings and loan to a federally-chartered mutual savings bank.

On February 24, 1997, the Board of Directors of the Bank unanimously adopted the plan of reorganization whereby the Bank would reorganize into a mutual holding company form of organization.

The Bank applied to the Office of Thrift Supervision and received approval of transactions contemplated by the plan of reorganization. The plan of reorganization authorized the Bank to offer stock in one or more stock offerings up to a maximum of 49.99% of the issued and outstanding shares of its common stock.

The reorganization was accomplished on October 2, 1997, whereby the Bank, (i) exchanged its mutual savings association charter for a federal stock savings bank charter; and (ii) organized a federally chartered mutual holding company which owns in excess of 50% of the stock of the stock savings bank. Each savings account of the Bank, at the time of the reorganization, became a savings account in the newly-formed bank in the same terms and conditions, except the holder of each such deposit account has liquidation rights, with respect to the holding company, rather than the Bank.

As a result of the offering, Roebling Financial Corp., MHC received 229,540 shares of the Bank's stock and $100,000 in cash. The Bank's Employee Stock Ownership Plan purchased 15,680 shares. Roebling Bank received gross proceeds from the sale of 195,960 shares to the general public, including the ESOP, of $1,959,600. Expenses associated with the offering totaled $171,438, resulting in net capital additions to the Bank of $1,688,162, net of the $100,000 used to capitalize the mutual holding company.

On January 25, 2000, the Bank's stockholders approved an Agreement and Plan of Reorganization (the "Plan" or "Reorganization"), providing for the establishment of a mid-tier stock holding company. The Plan provided for the establishment of Roebling Financial Corp, Inc. (the Mid-Tier Stock Holding Company) as a stock holding company parent of the Bank; the stock holding company is majority owned

14. CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION (Cont'd)

by Roebling Financial Corp., MHC, the Bank's mutual holding company. The former holders of the common stock of the Bank became stockholders of Roebling Financial Corp, Inc. and each outstanding share of common stock (par value $.10 per share) of the Bank was converted into shares of common stock of Roebling Financial Corp, Inc. on a one-for-one basis. The reorganization was completed on January 31, 2000.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate their fair value.

Investment and Mortgage-Backed Securities

Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans Receivable

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand. The fair values of certificates of deposit were based on the discounted value of contractual cash flows. The discount rate was estimated using the rate currently offered for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts of federal funds purchased, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Debt

The fair value of long-term debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd)

Accrued Interest Receivable

The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York stock is valued at cost.

Off-Balance-Sheet Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded. Their fair value would approximate fees currently charged to enter into similar agreements.

	September 30, 2002		September 30, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets	(In Thousands)			
Cash and cash equivalents	$ 7,223	$ 7,223	$ 9,301	$ 9,301
Certificates of deposit	900	900	300	300
Investment securities	12,193	12,212	9,041	9,093
Mortgage-backed securities	14,030	14,081	9,449	9,512
Loans receivable	45,731	47,213	43,096	43,706
Accrued interest receivable	448	448	385	385
FHLB stock	472	472	386	386
Financial Liabilities				
Deposit liabilities	74,361	75,011	66,200	66,519

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include real estate owned, premises and equipment, and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses have a significant effect on fair value estimates and have not been considered in any of the estimates.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd)

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

16. IMPACT OF NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2002 and eliminates the pooling-of-interests method.

In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment upon adoption and then at least annually thereafter. SFAS 142 will be effective for fiscal years beginning after December 15, 2001.

In July 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS 143 will be effective for fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 144 retains the requirements of SFAS 121 for recognizing and measuring the impairment loss of long-lived assets to be held and used. For long-lived assets to be disposed of by sale, SFAS 144 requires a single accounting model be used for all long-lived assets, whether previously held and used or newly acquired. Long-lived assets to be disposed of other than by sale would be considered held and used until disposition. SFAS 144 also broadens the presentation of discontinued operations in the income statement to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. ("SFAS 147"). FASB Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and FASB Interpretation No. 9, "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method," provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141 "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Thus the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this

16. IMPACT OF NEW ACCOUNTING STANDARDS (Cont'd)

Statement amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. SFAS 147 is effective beginning October 1, 2002.

The Company does not believe any of these statements will have an impact on its consolidated financial position or results of operations.

ROEBLING FINANCIAL CORP, INC.

CORPORATE OFFICE
Route 130 South and Delaware Avenue
Roebling, New Jersey 08554

SPECIAL COUNSEL
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W., Suite 340 West
Washington, D.C. 20005

INDEPENDENT ACCOUNTANTS
Fontanella and Babitts
534 Union Boulevard
Totowa, New Jersey 07512

STOCK LISTING
OTC Bulletin Board
Under the Symbol: "ROEB"

MARKET MAKERS
Tucker Anthony
192 Nassau Street
Princeton, New Jersey 08542

Ryan Beck & Company
220 South Orange Avenue
Livingston, New Jersey 07039

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

ROEBLING BANK

Route 130 South and Delaware Avenue, Roebling, New Jersey
34 Main Street, Roebling, New Jersey
8 Jacobstown Road, New Egypt, New Jersey
761 Delaware Avenue, Roebling, New Jersey (loan center)

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

John J. Ferry, Chairman of the Board of Directors
Frank J. Travea, III, President and Chief Executive Officer
Janice A. Summers, Senior Vice President, Chief Operating Officer, and Chief Financial Officer
John Y. Leacott, Vice President and Accounting Manager
Mark V. Dimon, Director
Joan K. Geary, Director
John A. LaVecchia, Director
George Nyikita, Director
Robert R. Semptimphelter, Sr. Director

Our Annual Report for the year ended September 30, 2002 filed with the Securities & Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form 10-KSB, please contact Frank J. Travea, III at our Corporate Office. The Annual Meeting of Stockholders will be held on January 27, 2003 at 3:30 p.m. at Roebling Bank's loan center located at 761 Delaware Avenue, Roebling, New Jersey.

(THIS PAGE INTENTIONALLY LEFT BLANK)

Roebling Financial Corp, Inc.

Route 130 South and Delaware Avenue
Roebling, New Jersey 08554

PHONE: (609) 499-0355
FAX: (609) 499-3624

Stock Listing on the OTC Bulletin Board – Symbol "ROEB"